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[CITIBANK GLOBAL ASSET MANAGEMENT LETTERHEAD]


March 13, 1998


Mr. C. Robert Cusick
Vice Chairman, Chief Executive Officer & President
International Murex Technologies Corporation
2255 B. Queen Street East
Suite 828
Toronto, Ontario M4E1G3

Dear Mr. Cusick:

In our capacity as Investment Advisor of the Citinvest Value Investment Portfolio (VIP) Selector (the "Fund"), we agree to tender all of the shares of International Murex Technologies Corporation held by the Fund in a tender offer to be made by Abbott Laboratories Inc. for the shares of IMTC at a price of $13.00 per share. This Agreement expires on the earlier date of the expiration of the termination of the Acquisition Agreement or May 15, 1998.

Yours faithfully,

/s/ Farhan Sharaff

Citibank, N.A.